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14045690

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2014

SEC FILE NUMBER
8-51848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.J. Sloane & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue, 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander J. Sloane — (212) 546-6291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd., Suite 516	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Alexander J. Sloane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.J. Sloane & Company, LLC, as of February 25, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARA L. BOLLENBACHER NOTARY PUBLIC STATE OF NEW YORK New York County 01BO6296631 COMMISSION EXPIRES OCTOBER 7, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJ SLOANE & COMPANY, LLC

Financial Statements

December 31, 2013

Table of Contents

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of AJ Sloane & Company, LLC:

We have audited the accompanying statement of financial condition of AJ Sloane & Company, LLC (a Delaware corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AJ Sloane & Company, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
February 25, 2014

AJ SLOANE & COMPANY, LLC

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	79,750
Accounts receivable		3,019
Due to related party		392,979
Prepaid unincorporated business tax		6,500
Prepaid expenses and other current assets		21,136
	$	503,384
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	37,447
Commitments and contingencies		
Member's capital		465,937
	$	503,384

The accompanying notes are an integral part of the financial statements.

1. Business Organization

AJ Sloane & Company, LLC (the "Company") is a New York Limited Liability Company. The Company's Financial Industry Regulatory Authority ("FINRA") application was granted on December 22, 2000. Effective January 11, 2001, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA. The Company derives its income through fees for asset management and related services.

2. Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Allowance for doubtful accounts - Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectibility. As of December 31, 2013, no allowance was deemed necessary.

Fixed assets - Fixed assets are stated at cost and are depreciated using a straight-line method over their estimated useful lives. As of December 31, 2013, all assets are fully depreciated.

Revenue recognition - Fee income is recorded as earned when the Company reaches performance goals based on the underlying management agreements.

Income taxes - The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and will pay all Federal and applicable state taxes associated with the operation of the Company. The Company is subject to New York City unincorporated business tax and has a refund receivable for such taxes at December 31, 2013.

Uncertain tax positions - The Company adopted the provisions of the Financial Accounting Standards Boards's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "*Accounting for Uncertainty in Income Taxes*", on January 1, 2009. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

2. Summary of Significant Accounting Policies *(continued)*

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments - Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market are stated at the last quoted bid price. The values assigned to these investments do not necessarily represent amounts which might ultimately be realized upon the sale or other disposition since such amounts depend on future circumstances and cannot reasonably be determined until the actual sale or liquidation actually occurs. The Company held no securities at December 31, 2013.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum regulatory net capital, and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2013, the Company had regulatory net capital of $42,303, which was $37,303 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

4. Related Party Transactions

The Company shares office space with related parties, AJ Sloane Capital, LLC ("AJS Capital") and Chamberlin Capital, LLC (f/k/a AJ Sloane Partners, LLC), companies whose sole member is the sole member of the Company. The Company leases office space with these related parties on a month-to-month basis. Rent is currently being charged at $725 per month. Rent expense for the year ended December 31, 2013 was $8,699.

Due from related party represents an amount due from AJS Capital, LLC for its share of salaries and wages and related payroll expenses for a shared employee, and other overhead charges. As of December 31, 2013, the amount due from this related party was $392,979.

5. Fair Value Measurements

The FASB Accounting Standards Codification No. 820 ("ASC 820") *"Fair Value Measurements and Disclosures"* establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1		Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.
Level 2		Inputs to the valuation methodology include: • Quoted prices for similar assets or liabilities in active markets. • Quoted prices for identical or similar assets or liabilities in inactive markets. • Inputs other than quoted prices that are observable for the asset or liability. • Inputs that are derived principally from or corroborated by observable marked data by correlation or other means.
Level 3		Inputs to the valuation methodology are unobservable.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Marketable securities traded on a national securities exchange: Stated at the last reported sales price on the day of valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 1, 2 or Level 3 assets as of December 31, 2013.

6. Commitments and Contingencies

Litigation - The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes are likely to have a material adverse effect upon the financial statements of the Company.

7. Concentration of Risk

Approximately 66% of the Company's fee income for the year ended December 31, 2013 was through a fee-sharing arrangement with one independent asset management company, which is overseas.

Additionally, 100% of the accounts receivable at December 31, 2013 was due from one customer.

8. Employee Benefit Plan

The Company has a qualified 401(k) plan ("Plan") covering its eligible employees. The Company matches an amount based on percentages of employees' compensation, as outlined in the underlying Plan documents. Participants are fully vested in their deferrals and matching contributions. For the year ended December 31, 2013, the Company has properly paid or accrued matching contributions based on a safe-harbor calculation which was approximately $8,996.

9. SIPC Information

Pursuant to SEC Rule 17a-5(e)(4), those who are not exempted from the audit requirement of the Rule and whose gross revenues are in excess of $500,000 are required to file a supplemental independent public accountants' report ("SIPC Supplemental Report") covering Form SIPC-7T. Due to the Company's gross revenues for the year ended December 31, 2013 being below this minimum requirement, the Company is exempt from the SIPC Supplemental Report requirement and only needs to file the original SIPC-7T with applicable payment due no later than sixty days after its year end.

10. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.